SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Zevia PBC
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

98955K104
(CUSIP Number)

July 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 98955K104	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS

Northwood Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	5	SOLE VOTING POWER:

		4,544,570(1)
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		4,544,570(1)
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,544,570(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

11.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) This amount reflects 4,544,570 Class B units (the “Class B Units”) of Zevia LLC, a subsidiary of Zevia PBC (the “Issuer”), and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the “Class B Shares”) beneficially owned by Northwood Ventures LLC, a Florida limited liability company (“Ventures”). Each Class B Unit may be exchanged for one share of the Issuer’s Class A common stock, $0.001 par value per share (the “Class A Common Stock”), or, at the Issuer’s election, cash. Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired. The aggregate number of Class B Shares beneficially owned by the Reporting Person is treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(2) Based on the quotient obtained by dividing (a) the 4,544,570 Class B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 34,416,450 shares of Class A Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021 (the “Form 10-Q”), and (ii) 4,544,570 Class B Shares beneficially owned by the Reporting Person. Taking into account the 30,113,152 shares of Class B Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Form 10-Q, Ventures beneficially owns approximately 7.0% of the Issuer’s issued and outstanding capital stock.

CUSIP No. 98955K104	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS

Northwood Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	5	SOLE VOTING POWER:

		801,982(1)
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		801,982(1)
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

801,982(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

2.3%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) This amount reflects 801,982 Class B Units, and an equal number of Class B Shares beneficially owned by Northwood Capital Partners LLC, a Florida limited liability company (“Capital Partners”). The aggregate number of Class B Shares beneficially owned by the Reporting Person is treated as converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(2) Based on the quotient obtained by dividing (a) the 801,982 Class B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 34,416,450 shares of Class A Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Issuer’s Form 10-Q, and (ii) the 801,982 Class B Shares beneficially owned by the Reporting Person. Taking into account the 30,113,152 shares of Class B Common Stock issued and outstanding as of August 11, 2021, as disclosed in the Form 10-Q, Capital Partners may be deemed to beneficially own approximately 1.2% of the Issuer’s issued and outstanding capital stock.

CUSIP No. 98955K104	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

The Issuer is Zevia PBC, a Delaware public benefit corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 15821 Ventura Boulevard, Suite 145, Encino, California 91436.

Item 2(a).	Name of Person Filing

This statement on Schedule 13G (this “Statement”) is being filed by Ventures and Capital Partners. Ventures and Capital Partners are filing this Statement jointly pursuant to a Joint Filing Agreement filed herewith as Exhibit A and may be deemed to be a “group”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business offices of Ventures and Capital Partners are located at 11450 Dixie Highway, Suite 101, Hobe Sound, Florida 33455.

Item 2(c).	Citizenship

Ventures and Capital Partners are Florida limited liability companies.

Item 2(d).	Title of Class of Securities

This Statement relates to the Issuer’s Class A common stock, par value $0.001 per share (“Class A Common Stock”).

Ventures beneficially owns 4,544,570 Class B units (the “Class B Units”) of Zevia LLC, a subsidiary of the Issuer, and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the “Class B Shares”). Each Class B Unit may be exchanged for one share of the Issuer’s Class A Common Stock, or, at the Issuer’s election, cash. Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired. Capital Partners beneficially owns 801,982 Class B Units, and an equal number of Class B Shares.

Item 2(e).	CUSIP Number

The CUSIP number for the Class A Common Stock is 98955K104.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether Person Filing Is a(n):

Not applicable.

CUSIP No. 98955K104	Page 5 of 7 Pages

Item 4.	Ownership

The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Ventures and Capital Partners is hereby incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 98955K104	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2021

NORTHWOOD VENTURES LLC

By:	/s/ Peter G. Schiff
Name: Peter G. Schiff
Title: Managing Partner

NORTHWOOD CAPITAL PARTNERS LLC

By:	/s/ Peter G. Schiff
Name: Peter G. Schiff
Title: Managing Partner

CUSIP No. 98955K104	Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of September 22, 2021, is entered into by and among Northwood Ventures LLC and Northwood Capital Partners LLC. The above are together referred to herein as the “Parties” and each individually as a “Party.” Pursuant to Rule 13-l(k)(l)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that the Statement on Schedule 13G is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13G shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

NORTHWOOD VENTURES LLC

By:	/s/ Peter G. Schiff
Name: Peter G. Schiff
Title: Managing Partner

NORTHWOOD CAPITAL PARTNERS LLC

By:	/s/ Peter G. Schiff
Name: Peter G. Schiff
Title: Managing Partner